Unaudited Condensed Consolidated Interim Financial Statements of

KWESST MICRO SYSTEMS INC.

Three months ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

KWESST MICRO SYSTEMS INC.

Table of contents for the three months ended December 31, 2024 and 2023

KWESST MICRO SYSTEMS INC.
Unaudited Condensed Consolidated Interim Statements of Financial Position
At December 31, 2024 and September 30, 2024

		December 31,	September 30,
In Canadian dollars	Notes	2024	2024

ASSETS
Cash and cash equivalents		$2,854,256	$256,828
Restricted short-term investment		30,000	30,000
Trade and other receivables	4	1,039,934	567,875
Inventories	5	529,778	533,163
Prepaid expenses and other		140,101	179,051
Deferred costs		14,843	275,438
Current assets		4,608,912	1,842,355

Property and equipment		282,787	311,712
Right-of-use assets		119,144	230,124
Deposits		29,532	28,806
Intangible assets	6	2,963,545	3,174,832
Deferred costs		66,278	29,319
Non-current assets		3,461,286	3,774,793
Total Assets		$8,070,198	$5,617,148

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	7 and 8	$1,133,351	$1,660,637
Accrued royalties liability		-	200,000
Lease obligations		164,376	147,078
Contract liabilities	9	92,986	120,571
Warrant liabilities	10 and 11(b)	399,420	847,295
Current liabilities		1,790,133	2,975,581

Accrued royalties liability		1,163,652	1,118,135
Lease obligations		103,872	155,145
Non-current liabilities		1,267,524	1,273,280
Total Liabilities		3,057,657	4,248,861

Shareholders' Equity
Share capital	11(a)	42,210,057	37,822,725
Warrants	11(b)	3,711,845	1,084,687
Contributed surplus	11(c)	5,335,808	5,152,753
Accumulated other comprehensive loss		(134,796)	(38,520)
Accumulated deficit		(46,110,373)	(42,653,358)
Total Shareholders' Equity		5,012,541	1,368,287

Total Liabilities and Shareholders' Equity		$8,070,198	$5,617,148

See Note 2(a) Going concern and Note 17 Commitments and contingencies.
See accompanying notes to the unaudited condensed consolidated interim financial statements.

KWESST MICRO SYSTEMS INC.
Unaudited Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss
Three months ended December 31, 2024 and 2023

In Canadian dollars	Notes	Three Months Ended December 31, 2024	Three Months Ended December 31, 2023
Revenue		$887,658	$129,068
Cost of sales	13	(483,136)	(182,873)
Gross profit (loss)		404,522	(53,805)

Operating expenses
General and administrative		1,948,036	1,333,000
Selling and marketing		684,713	496,595
Research and development, net		687,959	624,840
Total operating expenses		3,320,708	2,454,435

Operating loss		(2,916,186)	(2,508,240)

Other income (expenses)
Share issuance costs	11(a)	(1,807,686)	-
Net finance costs	14	(62,059)	(13,197)
Foreign exchange gain		113,283	91,710
Change in fair value of warrant liabilities	10	1,215,633	2,030,754
Total other income (expenses), net		$(540,829)	$2,109,267

Net loss		$(3,457,015)	$(398,973)

Other comprehensive loss:
Items that are or may be reclassified subsequently to profit or loss:

Foreign currency translation differences		(96,276)	31,294
Total comprehensive loss		$(3,553,291)	$(367,679)

Net loss per share
Basic and diluted	12	$(1.14)	$(0.71)

Weighted average number of shares outstanding
Basic and diluted	12	3,032,168	561,678

See accompanying notes to the unaudited condensed consolidated interim financial statements.

KWESST MICRO SYSTEMS INC.
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
Three months ended December 31, 2024 and 2023

In Canadian dollars								Total Shareholders' Equity
	Notes	Number of Shares	Share capital	Warrants	Contributed surplus	Translation reserve	Deficit
Balance, September 30, 2023		561,678	$33,379,110	$1,042,657	$4,769,115	$(39,663)	$(35,215,599)	$3,935,620
Share-based compensation	11(c)	-	-	-	63,489	-	-	63,489
Other comprehensive income		-	-	-	-	31,294	-	31,294
Net loss		-	-	-	-	-	(398,973)	(398,973)
Balance, December 31, 2023		561,678	$33,379,110	$1,042,657	$4,832,604	$(8,369)	$(35,614,572)	$3,631,430

Balance, September 30, 2024		1,579,176	$37,822,725	$1,084,687	$5,152,753	$(38,520)	$(42,653,358)	$1,368,287
Shares issued for public offering	11(a)	80,000	100,310	-	-	-	-	100,310
Pre-funded warrants issued for public offering	11(a)	-	-	3,489,393	-	-	-	3,489,393
Pre-funded warrants issued for private placement	11(a)	-	-	3,578,344	-	-	-	3,578,344
Share offering costs	11(a)	-	(40,089)	(868,653)	-	-	-	(908,742)
Shares issued for debt	11(a)	119,047	100,000	-	-	-	-	100,000
Pre-funded warrants exercised	11(b)	6,109,000	4,227,111	(3,439,926)	-	-	-	787,185
Warrants expired	11(b)	-	-	(132,000)	132,000	-	-	-
Share-based compensation	11(c)	-	-	-	51,055	-	-	51,055
Other comprehensive loss		-	-	-	-	(96,276)	-	(96,276)
Net loss		-	-	-	-	-	(3,457,015)	(3,457,015)
Balance, December 31, 2024		7,887,223	$42,210,057	$3,711,845	$5,335,808	$(134,796)	$(46,110,373)	$5,012,541

See accompanying notes to the unaudited condensed consolidated interim financial statements.

KWESST MICRO SYSTEMS INC.
Unaudited Condensed Consolidated Interim Statements of Cash Flows
Three months ended December 31, 2024 and 2023

In Canadian dollars	Notes	Three months ended December 31, 2024	Three months ended December 31, 2023

OPERATING ACTIVITIES
Net loss		$(3,457,015)	$(398,973)
Items not affecting cash:
Depreciation and amortization		314,491	321,421
Share-based compensation	11(c)	51,055	63,489
Change in fair value of warrant liabilities (including related foreign exchange gain)	10	(1,137,094)	(2,122,902)
Net finance costs	14	62,059	63,326
Changes in non-cash working capital items	16	(957,235)	(768,042)
Impairment of ROU asset		88,596	-
Payments of share offering costs		1,807,686	-
Interest received (paid)		(16,260)	(9,498)
Gain on debt settlement		(500)	-
Cash used in operating activities		(3,244,217)	(2,851,179)

INVESTING ACTIVITIES
Additions of property and equipment		(25,220)	(41,076)
Investments in intangible assets	6	(26,675)	(5,037)
Cash flows used in investing activities		(51,895)	(46,113)

FINANCING ACTIVITIES
Proceeds from U.S. Public Offering-November 2024	11(a)	4,871,033	-
Proceeds from Private Placement-November 2024	11(a)	3,421,635	-
Repayments of lease obligations		(34,483)	(35,585)
Payments of share offering costs	11(a)	(2,372,251)	-
Proceeds from exercise of warrants		7,606	-
Cash flows used in financing activities		5,893,540	(35,585)

Net change in cash and cash equivalents during the period		2,597,428	(2,932,877)

Cash and cash equivalents, beginning of period		256,828	5,407,009
Cash and cash equivalents, end of period		$2,854,256	$2,474,132

Cash and cash equivalents consist of the following:
Cash held in banks		$2,824,256	$2,444,132
Short-term guaranteed investment certificates		30,000	30,000
Cash and cash equivalents		$2,854,256	$2,474,132

See Note 16 Supplemental cash flow information.

See accompanying notes to the unaudited condensed consolidated interim financial statements.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

1. Corporate information

a) Corporate information

KWESST Micro Systems Inc. (the "Company", "KWESST", "we", "our", and "us") was incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 1, 155 Terrence Matthews Crescent, Ottawa, Ontario, Canada. We have representative offices in the following foreign locations: Washington, DC (United States), London (United Kingdom), and Abu Dhabi (United Arab Emirates).

We develop and commercialize next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets.  Our core mission is to protect and save lives.

KWESST's common stock is listed on the TSX Venture Exchange ("TSX-V'') under the stock symbol of KWE, on the Nasdaq Capital Market ("Nasdaq") under the stock symbol of KWE and on the Frankfurt Stock Exchange under the stock symbol of 62U.  Additionally, warrants issued in the United States are also listed on the Nasdaq under the stock symbol of KWESW.  Effective May 1, 2023, the warrants issued in Canada are listed on the TSX-V under the stock symbol of KWE.WT.U.

b) 2024 Reverse Stock Split

On October 23, 2024, KWESST effected a ten for one (10-for-1) reverse stock split of its common stock (the "2024 Reverse Split"). Accordingly, all shareholders of record at the opening of business on October 23, 2024, received one issued and outstanding common share of KWESST in exchange for ten outstanding common shares of KWESST. No fractional shares were issued in connection with the 2024 Reverse Split. All fractional shares created by the 2024 Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the 2024 Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options and warrants were proportionately adjusted to reflect the 2024 Reverse Split. All information respecting outstanding common shares and other securities of KWESST, including net loss per share, in the current and comparative periods presented herein give effect to the 2024 Reverse Split.

2. Basis of preparation

(a) Going concern

These unaudited condensed consolidated interim financial statements have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future and can realize our assets and discharge our liabilities and commitments in the normal course of business.

As an early-stage company, we have not yet reached significant revenue levels for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities.  We have incurred a $3.5 million net loss and negative operating cash flows of $3.2 million for the three months ended December 31, 2024 (2023 - $0.4 million net loss and negative operating cash flows of $2.9 million). At December 31, 2024, we had $2.8 million in working capital (September 30, 2024 - negative $1.1 million) and $46.1 million in accumulated deficit (September 30, 2024 - $42.7 million).

Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance including, but not limited to:

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)
  The market acceptance and rate of sales of our product offerings;
  Ability to successfully execute our business plan;
  Ability to raise additional capital at acceptable terms;
  General local and global economic conditions, including the ongoing conflict in Gaza and the global disruption from Russia's invasion of Ukraine; and
  Instability in Canada's elected leadership and the threatened tariffs from President Donald Trump.

Our strategy to mitigate these material risks and uncertainties is to execute on a timely basis a business plan aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement our business plan could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital should it be required in the future. Accordingly, there are material risks and uncertainties that may cast substantial doubt about our ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

(b) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the IFRS Interpretations Committee.  They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") and should be read in conjunction with our annual audited Consolidated Financial Statements for the year ended September 30, 2024 ("Annual Financial Statements"). However, selected explanatory notes are included to explain events and transactions that are material to an understanding of the changes in our financial position and performance since the last annual audited Consolidated Financial Statements as at and for the year ended September 30, 2024.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on February 14, 2025.

(c) Basis of consolidation

These unaudited condensed consolidated interim financial statements incorporate the financial statements of KWESST and the entities it controls.

Control is achieved where we have the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to us until the date on which control ceases. Profit or loss of subsidiaries acquired during the year are recognized from the date of acquisition or effective date of disposal as applicable. All intercompany transactions and balances have been eliminated.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

At December 31, 2024, we have the following wholly owned subsidiaries:

	Location	Equity %
KWESST Inc.	Ottawa, Canada	100%
2720178 Ontario Inc.	Ottawa, Canada	100%
Police Ordnance Company Inc.	Ottawa, Canada	100%
KWESST U.S. Holdings Inc.	Delaware, United States	100%
KWESST Defense Systems U.S. Inc.	North Carolina, United States	100%
KWESST Public Safety Systems U.S. Inc.	North Carolina, United States	100%
KWESST Public Safety Systems Canada Inc.	Ottawa, Canada	100%

(d) Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Canadian dollars ("CAD"), our functional currency and presentation currency.

While each of the Company's subsidiaries has its own functional currency, the functional currency of the parent company, KWESST Micro Systems Inc., is CAD as this is the currency of the primary economic environment in which the Company operates. Most of the revenues, cost of sales and operating expenses from significant subsidiaries are denominated in CAD.

(e) Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(f) Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, expenses, and disclosure of contingent liabilities.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments

Information about judgments made in applying accounting policies that have the most material effects on the amounts recognized in these unaudited condensed consolidated interim financial statements are the same as disclosed in Note 2(f) of the Annual Financial Statements for the year ended September 30, 2024.

Estimates

Information about assumptions and estimation uncertainties at December 31, 2024, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year are the same as disclosed in Note 2(f) of the Annual Financial Statements for the year ended September 30, 2024.

3. Material accounting policies

During the three months ended December 31, 2024, the accounting policies in these unaudited condensed consolidated interim financial statements are the same as those applied in the Annual Financial Statements.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

4. Trade and other receivables

The following table presents trade and other receivables for KWESST:

	December 31,	September 30,
	2024	2024
Trade receivables	$876,501	$455,049
Unbilled revenue	7,412	42,248
Sales tax recoverable	156,021	70,578
Total	$1,039,934	$567,875

There was no impairment of trade and other receivables during the three months ended December 31, 2024 (2023 - $nil).

The following table presents changes in unbilled receivables:

	December 31,	September 30,
	2024	2024

Balance, beginning of period	$42,248	$5,211
Revenue billed during the period	(34,986)	(5,211)
Revenue in excess of billings, net of amounts transferred to trade receivables	150	42,248
Balance, end of period	$7,412	$42,248
Current	$7,412	$42,248
Non-current	$-	$-

5. Inventories

The following table presents a breakdown of inventories:

	December 31,	September 30,
	2024	2024
Finished goods	$50,839	$55,754
Work-in-progress	58,238	59,519
Raw materials	420,701	417,890
Total	$529,778	$533,163

 There was no impairment of inventories during the three months ended December 31, 2024 (2023 - $nil).

At December 31, 2024, a total of $0.4 million (2023 - $0.2 million) of inventory was included in profit or loss as an expense as part of cost of sales.

6. Intangible assets

The following table shows a breakdown of our intangible assets:

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

	KWE PSSC	KWE PSSC	POC	POC	POC	POC

	PARA OPSTM	PARA OPSTM	ARWENTM	Customer	Purchase	ARWENTM
Cost	System	Patent	Tradename	Relationships	Orders	40mm Patent	Total

Balance at September 30, 2024	$3,074,677	40,295	$19,432	$36,041	$4,387	$-	$3,174,832
Additions	-	-	-	-	-	26,675	26,675
Amortization	(231,298)	(2,325)	(2,200)	(1,250)	-	(889)	(237,962)
Balance at December 31, 2024	$2,843,379	$37,970	$17,232	$34,791	$4,387	$25,786	$2,963,545

At December 31, 2024, management concluded there was no indication of impairment on the intangible assets.

7. Accounts payable and accrued liabilities

The following table presents a breakdown of our accounts payable and accrued liabilities:

	December 31,	September 30,
	2024	2024

Trade payable	$470,864	$881,835
Accrued liabilities	568,010	610,558
Salary and vacation payable	94,477	168,244

Total	$1,133,351	$1,660,637

8.  Related party transactions

At December 31, 2024, there was $112,641 (September 30, 2024 – $471,465) outstanding in accounts payable and accrued liabilities due to officers and directors for accrued wages and vacation, consulting fees, directors’ fees and expense reimbursements.

In December 2024, the LEC royalty payment that was due April 2025, in the amount of $200,000, was paid early to DEFSEC, a related party to the Company, in exchange for a $25,000 reduction resulting in a net payment of $175,000.

9. Contract liabilities

The following table presents the changes in contract liabilities:

	December 31,	September 30,
	2024	2024

Balance, beginning of period	$120,571	$120,970
Amounts invoiced and revenue deferred	13,228	108,573
Recognition of deferred revenue included in the balance at the beginning of period	(40,813)	(108,972)
Balance, end of period	$92,986	$120,571

10. Warrant liabilities

The following table shows a breakdown and balance of warrant liabilities at December 31, 2024:

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

	U.S. IPO and Canadian Offering		Private Placement		Debt Settlement	Direct Offering-Aug'24	Public Offering-Nov'24
		Over-allotment	2023	Pre-Funded			Pre-Funded
	2022 Warrants	Warrants	Warrants	Warrants	Warrants	Warrants	Warrants	Total
Balance, beginning of period	$65,765	$7,644	$60,373	$31,338	$1,145	$681,030	$-	$847,295
Initial recognition	-	-	-	-	-	-	4,770,722	4,770,722
Exercised	-	-	-	-	-	-	(779,578)	(779,578)
(Gain) Loss on revaluation of financial instruments	26,510	2,967	(51,038)	(18,340)	520	(461,340)	(714,912)	(1,215,633)
Exchange (gain) loss on revaluation	3,360	504	3,980	101	-	44,901	25,693	78,539
Extinguish Warrant Liability/Transfer to equity	-	-	-	-	-	-	(3,301,925)	(3,301,925)

Balance, end of period	$95,635	$11,115	$13,315	$13,099	$1,665	$264,591	$-	$399,420

Number of outstanding securities as at December 31, 2024	322,639	37,500	154,219	15,173	5,614	471,500	-	1,006,645

The following table shows a breakdown and balance of warrant liabilities at September 30, 2024:

	U.S. IPO and Canadian Offering			Private Placement		Debt Settlement	Public Offering	Direct Offering
	2022 Warrants	Over-allotment Pre-Funded Warrants	Over-allotment Warrants	2023 Warrants	Pre-Funded Warrants	Warrants	Pre-Funded Warrants	Warrants	Total
Balance, beginning of period	$1,042,538	$414,334	$121,173	$798,573	$1,940,914	$18,141	$-	$-	$4,335,673
Initial recognition	-	-	-	-	-	-	708,054	647,039	1,355,093
Exercised	-	(119,257)	-	-	(829,720)	-	(820,649)	-	(1,769,626)
(Gain) Loss on revaluation of financial instruments	(973,396)	(295,186)	(113,022)	(728,282)	(1,069,466)	(16,996)	104,227	44,553	(3,047,568)
Exchange (gain) loss on revaluation	(3,377)	109	(507)	(9,918)	(10,390)	-	8,368	(10,562)	(26,277)
Balance, end of period	$65,765	$-	$7,644	$60,373	$31,338	$1,145	$-	$681,030	$847,295
Number of outsanding securities as at September 30, 2024	322,639	-	37,500	154,219	15,173	5,614	-	471,500	1,006,645

U.S. Public Offering (April 2024)

On April 9, 2024, we closed an underwritten U.S. public offering for gross proceeds of CAD$1.4 million (US$1 million) (see Note 11(a)). In this offering, 80,350 pre-funded warrants with an exercise price of US$0.01 per share for US$6.49 per pre-funded warrant were issued.

Refer to Note 11(a) for further information on the offering.

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different from our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(c) of the Annual Financial Statements). Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the unaudited condensed consolidated interim statements of net loss and comprehensive loss.

Warrant liabilities

All 80,350 warrants were subsequently exercised at a weighted average exercise price of US$0.01 and we recognized a loss of $104,227 in fair value of warrant liabilities during the year ended September 30, 2024, which was reported in the consolidated statements of net loss and comprehensive loss.

U.S. Registered Direct Offering (August 2024)

On August 13, 2024, we closed a direct offering for the purchase and sale of 471,500 common shares at a purchase price of US$2.00 per common share for gross proceeds of CAD$1.3 million (US$0.9 million) (see Note 11(a)). In a concurrent private placement, we issued unregistered warrants to purchase up to 471,500 common shares at an exercise price of US$2.50. This was a unit offering consisting of a share and a warrant. The fair value of the warrants attached to the units are valued based on the Black-Scholes model and the difference between the proceeds raised and the value assigned to the warrants is the residual fair value of the shares.

Refer to Note 11(a) for further information on the offering.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

Under IFRS, the above securities are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different from our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL (see Note 3(c) of the Annual Financial Statements). Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the unaudited condensed consolidated interim statements of net loss and comprehensive loss.

Warrant liabilities

At December 31, 2024, we remeasured the fair value of these warrants using the following assumptions:

2024 Warrants (1)
Number of securities	471,500
Exercise price (in USD)	$2.50
Nasdaq closing price (in USD)	$-
Black Scholes fair value (in USD)	$0.04
Volatility	103%
Risk free rate	2.92%
Exchange rate (USD/CAD)	$1.4389

Fair value per warrant	$0.06

(1) Fair value is based on the Black Scholes model on December 31, 2024, for the warrants.

We recognized a gain of $461,340 (2023 - nil) in fair value of warrant liabilities during the three months ended December 31, 2024, which was reported in the unaudited condensed consolidated net loss and comprehensive loss.

U.S. Public Offering (November 2024)

On November 1, 2024, the Company announced the closing of a public offering of 80,000 Common Shares and 3,809,000 pre-funded warrants (“PFW”) at a public offering price of $1.25 (US$0.90) per Common Share. The gross proceeds from the offering were $4.9 million (US$3.5 million). The fair value of the pre-funded warrants on initial recognition was 1.249, which is the purchase price less the exercise price of $0.001.

Refer to Note 11(a) for further information on the offering.

Under IFRS, the pre-funded warrants are classified as financial liabilities (referred herein as "warrant liabilities") because the exercise price is denominated in U.S. dollars, which is different to our functional currency (Canadian dollars). Accordingly, the ultimate proceeds in Canadian dollars from the potential exercise of the above securities are not known at inception. These financial liabilities are classified and measured at FVTPL. Gains on revaluation of the warrant liabilities are presented in other income (expenses) on the unaudited condensed consolidated interim statements of net loss and comprehensive loss.

Warrant liabilities

639,000 pre-funded warrants were subsequently exercised at a weighted average exercise price of US$0.01. On November 12, 2024, we converted the remaining 3,170,000 pre-funded warrants to CAD denomination which led to the transfer of pre-funded warrants to equity and extinguishing the warrant liability. On November 12, 2024, we recognized a gain of $693,328 in the change in fair value of warrant liabilities, before reclassifying the pre-funded warrants to equity, which was reported in the unaudited condensed consolidated interim statements of net loss and comprehensive loss.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

11. Share Capital and Contributed Surplus

As disclosed in Note 1(b), the 2024 Reverse Split has been applied retrospectively herein.

a) Share capital

Authorized

KWESST is authorized to issue an unlimited number of common shares.

Issued Common Shares

The following is a summary of changes in outstanding common shares since September 30, 2024:

	Number	Amount
Balance at September 30, 2024	1,579,176	$37,822,725
Issued for U.S. Public Offering	80,000	100,310
Issued for debt settlements	119,047	100,000
Issued for warrant exercise	6,109,000	4,227,111
Less: share offering costs for the period	-	(40,089)

Balance at December 31, 2024	7,887,223	$42,210,057

Debt Settlement (January 2024)

On January 10, 2024, we issued 4,670 common shares in a settlement of debt in an amount of approximately $97,615. The debt resulted from a tail obligation relating to services rendered by a third-party consultant which the Company has elected to pay in common shares. The common shares issued pursuant to the Debt Settlement (signed October 31, 2023) were subject to a four-month hold period pursuant to applicable securities legislation and the policies of the TSX Venture Exchange.

U.S. Public Offering (April 2024)

On April 9, 2024, we closed a brokered U.S. public offering, resulting in the issuance of 73,500 common shares of KWESST, for aggregate gross proceeds of $1.4M (US$1.0M) (the "April 2024 Public Offering").

As a part of the April 2024 Public Offering, the Company issued 73,500 common shares and 80,350 pre-funded warrants with an exercise price of $0.01 ("Pre-funded Warrants") at a public offering price of $8.80 (US$6.50) per share and $8.81 (US$6.49) per Pre-funded Warrant, less the underwriting discount.

Brokers' Compensation and Share Offering Costs

ThinkEquity acted as sole book-running manager for the April 2024 Public Offering. As compensation for services rendered, the placement agent fees represent $0.4875 per unit (being an aggregate of $101,838 (US$75,002) or 7.5% of the public offering price of the securities). In addition, the Company issued 7,692 warrants to purchase a number of Common Shares (the "Placement Agent Warrants"), representing 5% of the Common Shares and Pre-funded Warrants sold in the April 2024 Public Offering. The Placement Agent Warrants will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the April 2024 Public Offering at an initial exercise price of $11.032 (US$8.125) per Common Share. The share offering costs related to the April 2024 Public Offering that was recognized in the consolidated statements of net loss and comprehensive loss was $339,324 and recognized in equity was $269,400.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

The fair value of the broker compensation warrants at the closing of the April 2024 Public Offering was $43,868, calculated using the Black Scholes model, and total share offering costs were $608,724.

Initial
Recognition
Number of Warrants	7,692
Stock price (in USD)	$7.45
Exercise price (in USD)	$8.12
Black Scholes fair value (in USD)	$4.20
Volatility	66%
Dividend Yield	Nil
Risk-free interest rate	3.86%
Expected life	5
Exchange rate (USD/CAD)	1.3578
Weighted average fair value per warrant (CAD)	$5.70

U.S. Public Offering (June 2024)

On June 14, 2024, we closed a brokered U.S. public offering, resulting in the issuance of 290,000 common shares of KWESST for aggregate gross proceeds of approximately $2.3M (US$1.7M) (the "June 2024 Public Offering").

As a part of the June 2024 Public Offering, the Company issued 290,000 common shares at a public offering price of $8.00 (US$5.80) per share, less the placement agent fees.

Brokers' Compensation and Share Offering Costs

ThinkEquity acted as sole book-running manager for the June 2024 Public Offering. As compensation for services rendered, the placement agent fees represent $0.435 per common share (being an aggregate of $173,469 (US$126,150) or 7.5% of the public offering price of the securities). In addition, the Company issued to the placement agent 14,500 common share purchase warrants with an exercise price of $10.00 (US$7.25) per Common Share, exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the June 2024 Public Offering. All of the share offering costs related to the June 2024 Public Offering were recognized in equity.

The fair value of the broker compensation warrants at the closing of the June 2024 Public Offering was $61,213, calculated using the Black Scholes model, and total share offering costs were $384,509.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

Initial
Recognition
Number of Warrants	14,500
Stock price (in USD)	$5.77
Exercise price (in USD)	$7.25
Black Scholes fair value (in USD)	$3.07
Volatility	66%
Dividend Yield	Nil
Risk-free interest rate	3.86%
Expected life	5
Exchange rate (USD/CAD)	1.3751
Weighted average fair value per warrant (CAD)	$4.22

U.S. Registered Direct Offering (August 2024)

On August 13, 2024, we closed a registered direct offering for the purchase and sale of 471,500 common shares at a purchase price of $2.74 (US$2.00) per common share for gross proceeds of $1.4M (US$0.9M) (the "August 2024 Offering"). In a concurrent private placement, the Company issued unregistered warrants to purchase up to 471,500 common shares at an exercise price of $3.43 (US$2.50) per share that are immediately exercisable upon issuance and will expire five years following the date of issuance.

Brokers' Compensation and Share Offering Costs

H.C. Wainwright & Co. ("Wainwright") acted as the exclusive placement agent for the August 2024 Offering. As compensation for services rendered, the placement agent fees were US$70,725 or 7.5% of the public offering price of the securities). In connection with the closing of the August 2024 Offering, we issued Wainwright or its designees warrants to purchase up to an aggregate of 35,362 common shares at an exercise price of US$2.50 per share, the warrants are exercisable upon issuance and have a expiry date of August 9, 2029. The shares offered as Brokers' Compensation related to the August 2024 Offering were recognized in equity.

The fair value of the broker compensation warrants at the closing of the August 2024 Offering was $28,632, calculated using the Black Scholes model. The share offering costs related to the August 2024 Offering that was recognized in the consolidated statements of net loss and comprehensive loss was $202,242 and recognized in equity was $281,869.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

Initial
Recognition
Number of Warrants	35,362
Stock price (in USD)	$1.43
Exercise price (in USD)	$2.50
Black Scholes fair value (in USD)	$0.59
Volatility	91%
Dividend Yield	Nil
Risk-free interest rate	3.12%
Expected life	2.5
Exchange rate (USD/CAD)	1.3723
Weighted average fair value per warrant (CAD)	$0.81

U.S. Public Offering (November 2024)

On November 1, 2024, the Company announced the closing of a public offering of 80,000 Common Shares and 3,809,000 pre-funded warrants ("PFW") at a public offering price of $1.25 (US$0.90) per Common Share (the "November 2024 Offering"). The gross proceeds from the offering were approximately $4.9 million (US$3.5 million), before deducting placement agent fees of $0.094 (US$0.0675) per Common Share (being an aggregate of $365,726 (US$262,508) or 7.5% of the public offering price of the securities). In addition, the Company issued to the placement agent as compensation for its services 194,450 common share purchase warrants with an exercise price of $1.567 (US$1.125) per share.

On November 12, 2024, we amended the PFWs whereas the exercise price of the warrants, along with all the other settlement amounts, were amended to be denominated in CAD currency, which is consistent with the Company's functional and presentation currency. As a result, we reclassified the remaining unexercised PFW's as equity instruments under IAS 32. This resulted in a transfer of $3,301,925 from warrant liabilities to equity warrants. The amendments effectively remove the cashless exercise option and ensure settlement in CAD, thereby meeting the criteria for equity classification. We also applied IFRIC 19 to appropriately derecognize the liabilities and recognize the equity effective November 12, 2024.

Accounting Treatment

Refer to Note 10 for the accounting of the warrants issued in the November 2024 Offering accounted for as warrant liabilities up to November 11, 2024.

The remaining 3,170,000 PFWs were subsequently exercised at a weighted average exercise price of $1.04, for proceeds of $3,301,925, during the three months ended December 31, 2024.

Brokers' Compensation and Share Offering Costs

In connection with the August 2024 Offering, Wainwright was also granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The November 1, 2024 financing fell entirely within the scope of the tail obligation and resulted in a payment of $362,618 (US$260,661), representing 7.5% of the $4.9 million (US$3.5 million) gross proceeds to Wainwright upon closing of the transaction.

ThinkEquity acted as the sole placement agent for the November 2024 Offering. As compensation for services rendered, the placement agent fees were $365,725 (US$262,508) or 7.5% of the public offering price of the securities). In addition, the Company issued to the placement agent as compensation for its services 194,450 common share purchase warrants with an exercise price of $1.567 (US$1.125) per share. The warrants are exercisable upon issuance and have an expiry date of November 1, 2029. The shares offered as Brokers' Compensation related to the November 2024 Offering were recognized in equity.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

The fair value of the broker compensation warrants at the closing of the November 2024 Offering was $187,468, calculated using the Black Scholes model.

The share offering costs related to the November 2024 Offering that were recognized in the unaudited condensed consolidated statements of net loss and comprehensive loss was $1,807,686 and recognized in equity were $227,557, inclusive of the broker compensation warrants.

Initial
Recognition
Number of Warrants	194,450
Stock price (in USD)	$0.93
Exercise price (in USD)	$1.13
Black Scholes fair value (in USD)	$0.69
Volatility	103%
Dividend Yield	Nil
Risk-free interest rate	2.92%
Expected life	5
Exchange rate (USD/CAD)	1.3932
Weighted average fair value per warrant (CAD)	$0.96

Debt Settlement (November 2024)

On November 11, 2024, we issued 119,047 common shares at a deemed price per Common Share of CAD$0.84 per share, representing a 20% discount on the closing price of the Shares on the TSX Venture Exchange on the last trading day prior to this news release, for settlement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company.

Private Placement (November 2024)

On November 12, 2024, we closed a brokered private placement offering to an institutional accredited investor for aggregate gross proceeds of approximately $3.4 million (approximately US$2.5 million) (the "November 2024 PP").

As a part of the November 2024 PP, the Company issued 4,145,200 pre-funded warrants to acquire one common share of the Company, no par value per share at a price of $0.824 (US$0.592) per pre-funded warrant, inclusive of the exercise price of $0.001 per Common Share. Each pre-funded warrant was bundled with one common share purchase warrant ("Common Warrant") of the Company. Each Common Warrant is immediately exercisable and entitles the holder to acquire one Common Share at an exercise price of $1.03 (US$0.74) per Common Share for a period of 60 months following the closing of the November 2024 PP. Although the pre-funded warrants are each bundled with a Common Warrant, each security is issued separately. Since the instruments were bundled, the Company uses the bifurcation method to determine the fair value of each security. The Black Scholes model was used to determine the fair value of the underlying Common Warrant and the remainder of the purchase price was allocated to the pre-funded warrant, resulting in a fair value of the Common Warrants of $0.765 and a fair value of $0.06 for the pre-funded warrants.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

Initial Recognition
Number of securities	4,145,200
TSX closing price	$1.00
Exercise price	$1.03
Black Scholes fair value	$0.765
Volatility	103%
Risk-free interest rate	2.92%
Expected life	5
Weighted average fair value per warrant	$0.765

Brokers' Compensation and Share Offering Costs

In connection with the August 2024 Offering, Wainwright was also granted a tail obligation resulting in earning 7.5% on any equity financing raised from investors introduced to the Company as part of the offering. The November 12, 2024 financing fell entirely within the scope of the tail obligation and resulted in a payment of $259,534 (US$184,047), representing 7.5% of the $3.4 million (US$2.5 million) gross proceeds to Wainwright upon closing of the transaction.

ThinkEquity acted as sole placement agent for the Offering. As compensation for services rendered, the Company (i) paid to ThinkEquity, at the closing of the November 2024 PP, a cash fee equal to $274,027 (US$196,400), representing 8.0% of the aggregate gross proceeds of the November 2024 PP; and (ii) issued to ThinkEquity or its designees 207,260 warrants ("Placement Agent Warrants") to purchase an equivalent number of Common Shares equal to 5% of the Pre-funded warrants sold in the November 2024 PP. The Placement Agent Warrants are immediately exercisable, and entitle the holder to acquire one Common Share at an exercise price of $1.03 (US$0.74) per Common Share for a period of 60 months following the closing of the November 2024 PP.

The fair value of the broker compensation warrants at the closing of the November 2024 PP was $158,554, calculated using the Black Scholes model.

The share offering costs related to the November 2024 PP that were recognized in equity were $681,185, inclusive of the broker compensation warrants.

Initial
Recognition
Number of Warrants	207,260
Stock price (in CAD)	$1.00
Exercise price (in CAD)	$1.03
Black Scholes fair value (in CAD)	$0.77
Volatility	103%
Dividend Yield	Nil
Risk-free interest rate	2.92%
Expected life	5
Weighted average fair value per warrant (CAD)	$0.77

b) Warrants

The following is a summary of changes in outstanding warrants since September 30, 2024:

	Number of warrants	Weighted average exercise price
Outstanding at September 30, 2024	1,160,057	$32.30
Issued (Note 11(a))	12,501,110	0.38
Exercised (1)	(6,109,000)	0.001
Expired	(20,000)	1.72
Outstanding at December 31, 2024	7,532,167	$32.93

Exercisable at December 31, 2024	7,519,667	$33.21

The table below outlines the ratio upon which the above warrants are converted into common shares.

(1) The Pre-Funded Warrants exercised in Fiscal 2025 had a strike price of $0.01.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

In the three months ended December 31, 2024, there were 3,809,000 PFWs from the November 2024 Offering with fair values ranging from $1.03 to $1.29 and 2,300,000 PFWs from the November PP with a fair value of $0.06 exercised, resulting in an increase to share capital of $4,227,111, a decrease to warrants of $3,439,926 and a decrease to warrant liabilities of $667,634 with the difference being recorded in the change in fair value of the warrant liabilities that was recognized in the unaudited condensed consolidated statements of net loss and comprehensive loss.

In the three months ended December 31, 2024, there were 20,000 warrants that expired with a fair value of $6.60 resulting in $132,000 being recorded to contributed surplus.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

The following table provides additional information on the total outstanding warrants at December 31, 2024:

	Number	Conversion ratio to
	outstanding	Common Shares	Book value	Expiry Date
Classified as Equity
LEC's warrants:
Exercise price of $7.00	50,000	70 for 1	$425,000	April 29, 2026
December 2022 U.S. Underwriter Warrants:
Exercise price of US$51.625	13,495	1 for 1	$189,592	December 9, 2027
July 2023 U.S. Underwriter Warrants:
Exercise price of US$26.60	12,363	1 for 1	$204,187	July 21, 2028
April 2024 U.S. Underwriter Warrants:
Exercise price of US$8.125	7,692	1 for 1	$43,869	April 9, 2029
June 2024 U.S. Underwriter Warrants
Exercise price of US$7.25	14,500	1 for 1	$61,213	June 14, 2029
August 2024 U.S. Underwriter Warrants
Exercise price of US$2.50	35,362	1 for 1	$28,826	August 9, 2029
November 2024 U.S. Underwriter Warrants
Exercise price of US$1.125	194,450	1 for 1	$187,468	November 1, 2029
November 2024 Private Placement Warrants
Exercise price of CAD$1.03	4,145,200	1 for 1	$3,171,078	November 12, 2029
November 2024 Pre-Funded Warrants
Exercise price of CAD$0.001	1,845,200	1 for 1	$110,711	November 12, 2029
November 2024 PP Underwriter Warrants
Exercise price of CAD$1.03	207,260	1 for 1	$158,554	November 12, 2029

Costs related to the Nov 2024 Public Offering Warrants			$(187,468)
Costs related to the Nov 2024 Private Placement Warrants and PFWs			$(681,185)
	6,525,522		$3,711,845
Classified as liability

December 2022 public offerings:
Exercise price of US$50.00	322,639	1 for 1	$95,635	December 9, 2027
December 2022 Option Warrants:
Exercise price of US$51.625	37,500	1 for 1	$11,115	December 9, 2027
December 2022 debt settlement:
Exercise price of US$50.00	5,614	1 for 1	$1,665	December 9, 2027
July 2023 public offerings:
Exercise price of US$26.60	154,219	1 for 1	$13,315	July 21, 2028
July 2023 Pre-Funded Warrants:
Exercise price of US$0.01	15,173	1 for 1	$13,099	No expiry
August 2024 Public Offering
Exercise price of US$2.50	471,500	1 for 1	$264,591	August 9, 2029
	1,006,645		399,420
Total outstanding warrants	7,532,167		$4,111,265

c) Contributed Surplus

Contributed surplus consists of issued broker compensation options at fair value, the cumulative amortized fair value of share-based compensation grants since inception, less amounts transferred to share capital for exercises. If outstanding options expire or are forfeited, there is no reversal of contributed surplus.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

Share-based compensation

On August 26, 2024, KWESST shareholders approved the renewal of the Long-Term Incentive Plan (the "LTIP"). The number of RSUs, PSUs, deferred share units ("DSUs"), and stock appreciation rights ("SARs") (collectively "Share Units") authorized for issuance pursuant to the LTIP is 40,727 Share Units. Accordingly, we have 18,166 Share Units available for future grants.

Further, the disinterested shareholders (shareholders that are not directors, officers, or other insiders of the Company) of KWESST approved to revise the exercise price of 50,981 stock options to $36.00, the closing price of KWESST common shares on the TSX-V on March 31, 2023. In accordance with IFRS 2, this resulted in an immediate fair value increase of $77,001 included in share-based compensation, with an offset to contributed surplus.

We did not grant any stock options, RSUs, PSUs, and SARs, pursuant to our LTIP during the three months ended December 31, 2024. Accordingly, we had 22,561 outstanding stock options at December 31, 2024, we have 766,161 stock option units available for future grants.

		Weighted
	Number of	average
	options	exercise price
Outstanding at September 30, 2024	25,811	$26.44
Cancelled	(3,250)	$31.10

Outstanding at December 31, 2024	22,561	$26.58

Options exercisable at December 31, 2024	12,436	$27.45

For the three months ended December 31, 2024, we recorded share-based compensation of $51,055 (2023 - $63,489).

12. Loss per share

As disclosed in Note 1(b), the 2024 Reverse Split has been applied retrospectively herein.

The following table summarizes the calculation of the weighted average basic number of basic and diluted common shares to calculate the loss per share as reported in the unaudited condensed consolidated interim statements of net loss and comprehensive loss:

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2024	2023
Issued common shares, beginning of period	1,579,176	561,678
Effect of shares issued from:
November 2024 U.S. Public Offering (Note 11(a))	52,174	-
Debt settlements	64,699	-
Exercise of warrants	1,336,119	-
Weighted average number of dilutive common shares	3,032,168	561,678

At December 31, 2024 and 2023, all dilutive securities, being warrants, pre-funded warrants and stock options, were anti-dilutive because we incurred a net loss for the above periods.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

13. Revenue

a) Revenue streams

KWESST generates revenue from the sale of products to its customers.

b) Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines, and timing of revenue recognition.

	Three months	Three months
	ended	ended
	December 31,	December 31,
	2024	2023

Major products / service lines
Digitization	$718,983	$92,769
Less-Lethal	167,748	35,512
Other	927	787
	$887,658	$129,068

Primary geographical markets
United States	$38,370	$-
Canada	849,288	129,068
	$887,658	$129,068

Timing of revenue recognition
Products and services transferred over time	$718,983	$92,769
Products transferred at a point in time	168,675	36,299
	$887,658	$129,068

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized ("contracted not yet recognized") and includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. At December 31, 2024, KWESST's contracted not yet recognized revenue was $158,011 (2023 - $392,636), of which 100% of this amount is expected to be recognized over the next 12 months.

For the three months ended December 31, 2024, three customers accounted for 58.75%, 11.31% and 10.94% (2023 - three customers accounted for 47.65%, 14.87%, and 12.95%) of revenue.

14. Net finance costs

The following table presents a breakdown of net finance costs for the following periods:

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

	Three months ended	Three months ended
	December 31,	December 31,
	2024	2023
Interest expense from:
Accretion cost - accrued royalties liability	$45,517	$44,448
Lease obligations	14,041	19,535
Other	4,305	353
Total interest expense	63,863	64,336
Interest income	(2,304)	(51,139)
Gain on debt settlement	500	-
Net finance costs	$62,059	$13,197

15. Financial instruments

For the three months ended December 31, 2024, there were no material changes to our financial risks as disclosed in Note 23 of the Annual Financial Statements, except for the following:

Foreign currency risk

For the three months ended December 31, 2024, we raised grossed proceeds of $4.9 million (US$3.5 million) in a November US Public Offering (see Note 11(a)), including the issuance of warrants with exercise price denominated in U.S. dollar in the November U.S. Public Offering (see Note 10). Warrants exercised in the three months ended December 31, 2024 resulted in proceeds of $0.8 million (US$0.6 million). On November 12, 2024, the warrants were subsequently converted to CAD denomination and extinguished from liabilities as they were transferred to equity. We also raised gross proceeds of $3.4 million (US$2.5 million) in a November CAD Private Placement (see Note 11(a)), including the issuance of warrants with exercise price denominated in CAD dollar in the November Private Placement (see Note 10). Although the financing was denominated in CAD, the terms of the deal allowed for the proceeds to be sent to the Company in the U.S. dollar currency for convenience. Also, certain of our revenues were denominated in U.S. dollars and we also procure certain raw materials denominated in U.S. dollars for product development. Accordingly, we are exposed to the U.S. dollar currency. Where a natural hedge cannot be achieved, a significant change in the U.S. dollar currency could have a significant effect on our financial performance, financial position and cash flows. Currently, we do not use derivative instruments to hedge the U.S. dollar exposure. Throughout the year we maintained the majority of our cash assets in the U.S. dollar currency and converted to CAD as needed as we primarily raise our funds in the U.S. dollar currency.

At December 31, 2024, we had the following net U.S. dollar exposure:

Total USD
Net assets in U.S. subsidiary	$-

US denominated from other:
Assets	$1,701,754
Liabilities	(543,004)
1,158,750

Net US dollar exposure	$1,158,750

Impact to profit or loss if 5% movement in the US dollar	$57,938

During the three months ended December 31, 2024, we recorded a foreign exchange gain of $113,283 (2023 - gain of $91,710).

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

Liquidity risk

At December 31, 2024, our contractual obligations were as follows:

					5 years and
Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	beyond
Minimum royalty commitments	$2,000,000	$-	$450,000	$550,000	$1,000,000
Accounts payable and accrued liabilities	1,133,351	1,133,351	-	-	-
Lease obligations	314,077	210,867	103,210	-	-
Total contractual obligations	$3,447,428	$1,344,218	$553,210	$550,000	$1,000,000

At December 31, 2024, we had $2.9 million in cash and $2.8 million in working capital (current assets less current liabilities).

16.   Supplemental cash flow information

The following table presents changes in non-cash working capital:

	Three months	Three months
	ended	ended
	December 31, 2024	December 31, 2023

Trade and other receivables	$(472,059)	$(160,298)
Inventories	3,385	58,641
Prepaid expenses and other	38,950	(453,574)
Deferred costs	(45,525)	-
Accounts payable and accrued liabilities	(454,401)	(197,703)
Contract liabilities	(27,585)	(15,108)
	$(957,235)	$(768,042)

The following is a summary of non-cash items that were excluded from the Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended December 31, 2024:

  119,047 shares issued for debt settlement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company;
  $187,468 non-cash share offering costs as part of the net proceeds settlement at the closing of the November 1, 2024 U.S. Public Offering (see Note 11(a));
  $221,088 non-cash share offering costs as part of the net proceeds settlement at the closing of the November 12, 2024 Private Placement (see Note 11(a)); and
  20,000 warrants in connection with the acquisition of Police Ordnance Company (see Note 4 of the Annual Financial Statements) expired December 15, 2024.

There were no significant non-cash items that were excluded from the Statements of Cash Flows for the three months ended December 31, 2023.

17. Commitments and contingencies

There were no commitments and contingencies at December 31, 2024 other than the royalty payment disclosed in Note 8.

KWESST MICRO SYSTEMS INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2024 and 2023 (Expressed in Canadian dollars, except share amounts)

18.   Segmented information

Our Chairman has been identified as the chief operating decision maker. Our Chairman evaluates the performance of KWESST and allocates resources based on the information provided by our internal management system at a consolidated level.  We have determined that we have only one operating segment.

At December 31, 2024, we had one right-of-use asset ($41,699) (2023 - $72,315), some inventory ($153,087) (2023 - $57,955) and equipment ($66,204) (2023 - $106,274) in the United States while all other property and equipment are located in Canada.